Filed Pursuant to Rule 424(b)(3)
Registration No. 333-208751

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 7 DATED JULY 18, 2018
TO THE PROSPECTUS DATED APRIL 16, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 16, 2018, as supplemented by Supplement No. 1 dated April 16, 2018, Supplement No. 2 dated May 1, 2018, Supplement No. 3 dated May 15, 2018, Supplement No. 4 dated May 18, 2018, Supplement No. 5 dated June 1, 2018 and Supplement No. 6 dated July 3, 2018. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our acquisition of three properties in Miami Lakes and Hialeah, Florida;

•	an update to the "Risk Factors" section of our prospectus; and

•	an update to the "Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Non-U.S. stockholders" section of our prospectus.

Acquisition of Properties in Miami Lakes and Hialeah, Florida

On July 17, 2018, we, through wholly owned subsidiaries, acquired fee-simple interests in three warehouse distribution buildings in Miami Lakes and Hialeah, Florida, which we refer to collectively as Miami Industrial, from an unaffiliated seller for a purchase price of approximately $20,700,000 in cash, exclusive of closing costs.

Description of the Property

Miami Industrial consists of three warehouse distribution buildings: one 182,919 square foot industrial property located in Miami Lakes ("Palmetto Lakes Distribution”), and two industrial properties of 57,000 and 50,000 square feet located in Hialeah (“Hialeah I” and “Hialeah II,” respectively). All three properties have urban, in-fill locations within established industrial submarkets in Miami.

At closing, Miami Industrial was 100% occupied and had an average effective annual rent of $5.94 per square foot. Each building is fully occupied by one tenant. Palmetto Lakes Distribution is occupied by Dependable Packaging Solutions, Hialeah I is occupied by IEH Auto Parts, and Hialeah II is occupied by C-Air Brokers & Forwarders. Information about these tenants is set forth in the table below:

Tenant	Type of Business	% of Net Rentable Area(4)	Type of Lease	Lease Commencement Date	Lease Expiration Date	Annual Base Rent Per Square Foot(5)
Dependable Packaging Solutions(1)	Packaging Distribution	63%	Modified Gross	Apr. 2017	Jan. 2023	$5.90
IEH Auto Parts(2)	Auto Parts Distribution	20%	Modified Gross	Aug. 2005	July 2019	$6.00
C-Air Brokers & Forwarders(3)	Transportation Logistics	17%	Modified Gross	Dec. 2012	Jan. 2023	$6.00

(1)
Pursuant to the modified gross lease, Dependable Packaging Solutions is responsible for the payment of base rent and pays real estate taxes, insurance and common area maintenance expenses over a base year stop for Palmetto Lakes Distribution, as the tenant leases 100% of the property.

(2)
Pursuant to the modified gross lease, IEH Auto Parts is responsible for the payment of base rent and pays real estate taxes and insurance over a base year stop for Hialeah I, as the tenant leases 100% of the property.

(3)
Pursuant to the modified gross lease, C-Air Brokers & Forwarders is responsible for the payment of base rent and pays real estate taxes and insurance over a base year stop and pays all common area maintenance expenses for Hialeah II, as the tenant leases 100% of the property.

(4)	Refers to each tenant’s square footage as a percent of the portfolio’s net rentable area of 289,919 square feet.

(5)	All of the leases contain annual rent increases.

The average occupancy rate and annual effective rent per square foot for each of the last 3 years is set forth in the table below:

Year	Occupancy Rate	Annual Effective Rent Per Square Foot
2017	63.2%	$3.15
2016	36.9%	$4.95
2015	57.9%	$3.82

Miami Industrial’s capitalization rate at the time of acquisition was 5.7%. We calculate the capitalization rate for a real property by dividing “net operating income” of the property by the purchase price of the property, including acquisition related costs and excluding acquisition reserves. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees, but excluding operating expenses payable directly by tenants pursuant to net leases, debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the 12-month period after the acquisition based on in-place leases, potential rent increases or decreases and other revenues from late fees or services, adjusted for projected vacancies, tenant concessions, if any, and charges not collected.

Miami Industrial consists of three last-mile distribution centers located in Miami Lakes and Hialeah, two established industrial submarkets of Miami. Southern Florida’s port and air cargo industries make Miami Industrial a desirable node for last-mile distribution tenants due to the properties’ close proximity to Miami International Airport and Port Miami. South Florida remains a land-constrained industrial market, having experienced 17 million square feet of positive net absorption compared to 11 million square feet of new completions over the last five years. We plan to undertake some light improvements to the three properties including repaving truck courts and upgrading roofing material, with final costs to be determined.

For federal income tax purposes, we estimate that the depreciable basis for Miami Industrial will be approximately $11.4 million. We will depreciate buildings based upon an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on Miami Industrial total approximately $300,000.

Financing of the Property

We funded the acquisition of Miami Industrial with a $19,900,000 borrowing through our secured revolving credit facility with Wells Fargo N.A. (the “Credit Facility”). Of the $19,900,000 borrowed, approximately $9,642,000 is from existing borrowing capacity on previously acquired properties, while approximately $10,258,000 is specific to Miami Industrial. The Credit Facility bears interest at a variable per annum rate equal to the one-month LIBOR rate plus 1.60%, payable monthly, which equated to approximately 3.7% at the time of acquisition with respect to the aforementioned borrowings. With these borrowings, our three properties combined have a loan-to-cost ratio of approximately 54.7%.

Property Management

We have engaged Transwestern Commercial Services Florida, L.L.C, or Transwestern, as the property manager for Palmetto Lakes Distribution, Hialeah I and Hialeah II. We will pay Transwestern a monthly management fee equal to 2.0% of each property's effective gross revenue, subject to a minimum fee of $1,000 per month per property.

Risk Factors

The second risk factor on page 61 of our prospectus under "Risk Factors—Federal Income Tax Risks" is replaced in entirety by the following:

Non-U.S. stockholders may be subject to FIRPTA tax and required to file a U.S. federal income tax return upon their receipt of certain distributions from us or upon their disposition of shares of our common stock.

A non-U.S. stockholder (as such term is defined below under “Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Non-U.S. Stockholders”) that recognizes gain on a disposition of a “U.S. real property interest,” or USRPI (which includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), or that receives a distribution from a REIT attributable to gains from disposition by the REIT of a USRPI, is generally subject to federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, on such gains and required to report such gains on a U.S. federal income tax return. We generally invest in various publicly traded REIT stocks and receive dividends therefrom. To the extent such dividends are attributable to a REIT’s gains from disposition of a U.S. real property interest, our distributions attributable to such amounts will be treated as gain from sale of a U.S. real property interest. While such amounts are likely to be a small portion of the dividends we distribute, any such amount would require a non-U.S. stockholder to file a U.S. federal income tax return. It is possible that a non-U.S. stockholder will be required to file a U.S. federal income tax return every year such stockholder receives dividends from us.

Gains from the disposition of stock in a REIT that is “domestically controlled” generally are not subject to federal income tax. A REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. We cannot assure you that we will qualify as a domestically controlled REIT. If we were to fail to so qualify, amounts received by a non-U.S. stockholder on certain dispositions of shares of our common stock would be subject to FIRPTA tax, unless (i) our shares of common stock were regularly traded on an established securities market and (ii) the non-U.S. stockholder did not, at any time during a specified testing period, hold more than 10% of our common stock. Furthermore, certain distributions by us may be subject to FIRPTA tax unless the conditions in clauses (i) and (ii) of the immediately preceding sentence are satisfied. Our shares are not listed on an exchange and we have no current plans to list our shares. See “Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Non-U.S. Stockholders—Dispositions and Redemptions of Our Common Stock.”

Taxation of non-U.S. Stockholders

The first paragraph under "Capital Gain Dividends" on page 175 of our prospectus is replaced in entirety by the following:

Capital Gain Dividends. Under FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to gains from dispositions of U.S. real property interests held by us directly or through pass-through subsidiaries, must be reported in U.S. federal income tax returns filed by, and are treated as effectively connected with a U.S. trade or business of, the non-U.S. stockholder. We generally invest in various publicly traded REIT stocks and receive dividends therefrom. To the extent such dividends are attributable to a REIT’s gains from disposition of a U.S. real property interest, our distributions attributable to such amounts will be treated as gain from sale of a U.S. real property interest. While such amounts are likely to be a small portion of the dividends we distribute, any such amount would require a non-U.S. stockholder to file a U.S. federal income tax return. It is possible that a non-U.S. stockholder will be required to file a U.S. federal income tax return every year such stockholder receives dividends from us. Such gains are subject to federal income tax at the rates applicable to U.S. stockholders and, in the case of a non-U.S. corporate stockholder, may be subject to an additional 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty). We are required to withhold tax at the highest corporate income tax rate from distributions that are attributable to gains from the sale or exchange of U.S. real property interests. Treasury Regulations recognize that REITs generally make their capital gain dividend designations after the distributions have been made and, accordingly, apply the withholding obligation on a “catch-up” basis.